EXHIBIT 99.1

  Valneva Announces Successful Outcome of its AGM and the Appointment of Pfizer’s Former Vaccine R&D Head to its Supervisory Board

Saint-Herblain (France), June 21, 2023 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that all the resolutions recommended by the Management Board were approved by the shareholders at its Annual General Meeting (AGM) held today in Lyon, France.

Among the adopted resolutions were approval of the 2022 financial statements, delegations for the management board to increase Valneva’s share capital and/or issue financial instruments, as well as the appointment of a new Supervisory Board member and the reappointment of two of them.

Dr Kathrin U Jansen, Ph.D., a German national with over 30 years of vaccine R&D experience, was appointed to Valneva’s Supervisory Board for a three-year term. From 2015 to 2022, she served as Senior Vice President and Head of Vaccine Research and Development (VRD) at Pfizer Inc, and was a member of Pfizer’s Worldwide Research, Development and Medical leadership team. She led a fully integrated, global vaccines research and development organization, with responsibilities ranging from discovery to clinical development, registration, and post-marketing commitments of all of Pfizer’s vaccines, including partnered ones. From 2006 to 2015, Dr. Jansen served as Senior Vice President at Wyeth Pharmaceuticals and then Pfizer and was responsible for vaccine discovery, early development, and clinical testing operations. Prior to Wyeth, Dr. Jansen spent 12 years at Merck Research Laboratories supporting several vaccine efforts and leading the R&D activities of Gardasil®, the world’s first cervical cancer vaccine. Dr. Jansen received her PhD in microbiology, biochemistry & genetics from Phillips Universitaet, Marburg, Germany, in 1984 followed by postdoctoral training at Cornell University. Dr. Jansen was appointed an Adjunct Professor at the University of Pennsylvania School of Medicine in 2010 and has authored and co-authored over 200 publications. She is a member of the National Academy of Medicine, National Academy of Engineering, a Fellow of the Royal Society of Medicine and recipient of the Albert B Sabin Gold Medal.

Additionally, the term of office of Supervisory Board members Ms. Johanna W. Pattenier and Ms. Sharon E. Tetlow was renewed until June 2026. The term of office of PricewaterhouseCoopers Audit as Statutory Auditor was renewed for a period of six years.

The AGM’s voting results will be made available in the “Investors & Media” section of Valneva’s corporate website in the coming days.

About Valneva SE
We are a specialty vaccine company focused on the development, manufacturing and commercialization of prophylactic vaccines for infectious diseases. We take a highly specialized and targeted approach to vaccine development by focusing on vaccine solutions addressing unmet medical needs to ensure we can make a difference to peoples’ lives. We apply our deep understanding of vaccine science, including our expertise across multiple vaccine modalities, and our established vaccine development capabilities, to develop vaccines against diseases which are not yet vaccine-preventable, or for which there are limited effective treatment options. Today, we are leveraging our expertise and capabilities to rapidly advance a broad range of vaccines into and through the clinic, including candidates against the chikungunya virus and Lyme disease.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements

This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates, to regulatory approval of product candidates and review of existing products. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.